

PRESS RELEASE

GOLDCORP BOARD REJECTS GLAMIS OFFER AS INADEQUATE
GOLDCORP SHAREHOLDERS GIVEN MORE TIME - URGED TO VOTE FOR WHEATON

Toronto, January 21, 2005 - GOLDCORP INC. (GG: NYSE; G: TSX) has announced that the Board of Directors recommends that Goldcorp shareholders **(1) REJECT the unsolicited hostile take-over offer by Glamis Gold Ltd.** for Goldcorp **and (2) VOTE IN FAVOUR of the Wheaton River Minerals Ltd. transaction.**

Upon finishing its independent review, the Board **re-affirmed its original position that the Wheaton transaction is in the best interests of Goldcorp's shareholders**.

"The due diligence process undertaken by the Goldcorp Board and Special Committee once again demonstrates that Goldcorp's Board is comprised of independent individuals with a commitment to continue to provide for the best interests of our shareholders. This is consistent with the highest degree of corporate governance and further validates the Goldcorp/Wheaton combination as the very best value for our shareholders. This is the right deal for Goldcorp," said Rob McEwen, Goldcorp Chairman and CEO.

Rejection of Glamis Offer

The Board carefully reviewed and considered the Glamis offer and the recommendations of the Special Committee. The Special Committee recommended that the Board recommend that shareholders reject the Glamis offer and vote in favour of the Goldcorp/Wheaton combination. In forming those recommendations, the Special Committee, received, among other things, advice from the Special Committee's financial and legal advisors, Morgan Stanley Canada Limited and Torys LLP, respectively, including a financial opinion from Morgan Stanley Canada Limited that the exchange ratio pursuant to the Glamis offer was inadequate from a financial point of view to holders of Goldcorp shares.

The Board unanimously recommends that Goldcorp shareholders vote in favour of the Goldcorp/Wheaton combination. The Board also recommends, with two abstentions, that Goldcorp shareholders reject the Glamis offer and not tender their shares to the Glamis offer. A Director's Circular providing details of the recommendations will be mailed to shareholders shortly.

In making their determinations, the Special Committee and the Board carefully considered a number of factors and identified the following as being most relevant:

Financial Terms

- the Wheaton transaction is **highly** accretive on key valuation metrics
- greater potential value upside in New Goldcorp share price

- New Goldcorp will have a much stronger financial position than under the Glamis offer, positioning New Goldcorp for future growth
- New Goldcorp will have significantly enhanced trading liquidity

Business Risk

- New Goldcorp will have a lower risk profile

Management Quality

- New Goldcorp will have an outstanding and proven management team
- New Goldcorp management has consistently met or exceeded expectations

Goldcorp Shareholders Given More Time

CEO Rob McEwen also said that the decisions Goldcorp shareholders will be asked to make in the next few weeks will be of critical importance to the value of their investment in Goldcorp and he believes that it is important to provide sufficient time and information for investors to be as fully informed as possible in making their decisions.

The special meeting of shareholders scheduled for January 31, 2005 to authorize the issuance of common shares in connection with the offer for Wheaton has been rescheduled for February 10, 2005. This extension is being made to ensure Goldcorp shareholders have ample time to review all pertinent information.

The record date for the special meeting of shareholders will not change and all votes cast to-date will be counted towards the February 10, 2005 special meeting, subject to revocation rights. **The deadline for** receiving **proxies is extended to February 8, 2005 at 9:00 a.m. (Toronto time).** The meeting will be held at 9:00 a.m. (Toronto time) on February 10, 2005 at Le Royal Meridien King Edward Hotel (details to follow) in Toronto. More details will be posted at www.goldcorp.com and made available through media advisories.

Extension of Take-over Bid for Wheaton

As the offer for Wheaton is subject to the approval of the issuance of the Goldcorp common shares, the expiry date of the offer will be extended from February 3, 2005 to February 14, 2005 at 5:00 p.m. (Vancouver time). As of the close of business on January 20, 2005, an aggregate of approximately 7.8 million common shares of Wheaton had been tendered pursuant to Goldcorp's offer.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton: (1) a take-over bid circular; and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton: (1) a registration statement and prospectus; and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp's offer. Glamis has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus; and (2) tender offer statement. Goldcorp will file a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis' offer. Wheaton investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp's tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain a free copies the documents described above at www.sedar.com or from the United States Securities and Exchange Commission's website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular; (2) the related letter of transmittal; (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular; (4) the Goldcorp registration statement and prospectus; (5) the Goldcorp tender offer statement; (6) the Goldcorp directors' circular; (7) the Wheaton directors' circular; and (8) certain other documents.

For further information, please contact: **Corporate Office:**

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax: (416) 361-5741   website: www.goldcorp.com
e-mail: info@goldcorp.com